

May 12, 2021

William Moss
Executive Vice President and General Counsel
TALOS ENERGY INC.
333 Clay Street, Suite 3300
Houston, Texas 77002

Re: **TALOS ENERGY INC.**
Registration Statement Filed on Form S-4
Filed May 7, 2021
File No. 333-255896

Dear Mr. Moss:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Collins at 202-551-3176 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Julian Seiguer